VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Oceanhawk Acquisition Corp.

Registration Statement on Form S-1

File No. 333-294512

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-294512) (the “Registration Statement”) of Oceanhawk Acquisition Corp. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on May 20, 2026 or as soon as practicable thereafter, or at such other time thereafter as our counsel, O’Melveny & Myers LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, O’Melveny & Myers LLP, by calling Doug Lionberger of O’Melveny & Myers LLP at 832-254-1552.

Thank you for your assistance in this matter.

Very truly yours,

Oceanhawk Acquisition Corp.

By:	/s/ Ernest Miller
Name:	Ernest Miller
Title:	Chief Executive Officer